

SECURITIES
W 07008323

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Avenue
(No. and Street)

Middleton (City) Wisconsin (State) 53562-3417 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins, President
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
AUG 30 2007
WASH. D.C.
200

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Anton, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of WI
County of Dane

Louise P. Googins
Signature

President
Title

Mary E. Schneider
Notary Public
My Commission expires 3/29/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOOGINS & ANTON, INC.

ANNUAL AUDITED REPORT
For the Years Ended
June 30, 2007 and 2006

INDEX

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of Googins & Anton, Inc. as of June 30, 2007 and 2006, and the related statements of income (loss), change in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg + Co.

Middleton, Wisconsin
August 24, 2007

GOOGINS & ANTON, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

ASSETS	2007	2006
CURRENT:		
Cash and cash equivalents	$ 107 356	$ 139 977
Commissions receivable	5 934	40 096
Refundable income taxes	2 358	-
Deferred income taxes (Notes 1 and 4)	$ 10 100	6 900
TOTAL ASSETS	$ 125 748	$ 186 973
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Due to affiliate (Note 3)	$ 100 286	$ 134 284
Income tax payable	-	4 607
TOTAL LIABILITIES	100 286	138 891
STOCKHOLDERS' EQUITY (Note 2)		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding	10 000	10 000
Less treasury stock (5,000 shares at par value)	(5 000)	(5 000)
Retained earnings	20 462	43 082
TOTAL STOCKHOLDER'S EQUITY	25 462	48 082
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 125 748	$ 186 973

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2007 and 2006

	2007	2006
REVENUE:		
Commissions	$1 153 309	$1 075 183
Investment income	135	157
	1 153 444	1 075 340
EXPENSES:		
Directors fees	57 251	35 910
Clerical and administrative salaries	735 387	668 438
Independent contractors	2 072	1 322
Payroll processing	1 381	1 302
Repairs	1 496	477
Rents	44 084	35 992
Payroll taxes	39 020	33 552
Advertising	52 832	99 310
Printing and publications	2 993	5 755
Insurance	17 635	16 566
Retirement contribution	60 083	74 825
Retirement plan fees	1 727	1 838
Management fees	66 000	26 541
Accounting fees	26 262	23 814
Fees and licenses	6 812	6 229
Utilities	1 842	1 769
Telephone	7 251	6 394
Office supplies and postage	19 682	14 671
Legal fees	-	474
Computer expense	8 978	4 645
Meeting expense	10 359	2 495
Travel and mileage	5 179	2 354
Meals and entertainment	3 108	1 168
Miscellaneous	5 430	3 486
	1 176 864	1 069 327
Income (loss) before income taxes	(23 420)	6 013
Income tax expense (benefit) (Note 4)	(800)	1 600
NET INCOME	$ (22 620)	$ 4 413

The accompanying notes are an integral part of the financial statements

GOOGINS & ANTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2007 and 2006

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2005	$ 10 000	$ (5 000)	$ 38 669	$ 43 669
Net income	-	-	4 413	4 413
Balance, June 30, 2006	$ 10 000	$ (5 000)	$ 43 082	$ 48 082
Net income	-	-	(22 620)	(22 620)
Balance, June 30, 2007	$ 10 000	$ (5 000)	$ 20 462	$ 25 462

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ (22 620)	$ 4 413
Adjustment to reconcile net income to net cash provided by operating activities:		
Commissions receivable	34 162	(10 895)
Prepaid expenses	-	104
Due to affiliates	(33 998)	31 499
Income taxes	(10 165)	(1 438)
Total adjustments	(10 001)	19 270
NET INCREASE IN CASH	(32 621)	23 683
CASH AND CASH EQUIVALENTS, beginning of year	139 977	116 294
CASH AND CASH EQUIVALENTS, end of year	$ 107 356	$ 139 977

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $6,686 and $9,259 at June 30, 2007 and 2006, respectively, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2007 and 2006, was $12,040 and $39,130, respectively, and aggregate indebtedness was $100,286 and $138,891, respectively. The ratio of aggregate indebtedness to net capital at June 30, 2007 and 2006, was 8.3 to 1 and 3.5 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Googins & Anton, Inc.'s operating expenses in exchange for a management fee equal to 98.5 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $1,109,445 and $998,027 for the years ended June 30, 2007 and 2006, respectively, and has been allocated to the appropriate expense category on the statement of income. Accrued management fees due to affiliates at June 30, 2007 and 2006, amounted to $100,286 and $134,284, respectively.

NOTE 4 - INCOME TAXES

The Company's income tax expense for the years ended June 30, 2007 and 2006, consists of the following:

	2007	2006
Taxes currently payable	$ 2 400	$ 6 000
Deferred taxes	(3 200)	(4 400)
Income tax expense	$ (800)	$ 1 600

NOTE 5 - RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers all employees who meet the plan's eligibility requirements.

The plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company uses the safe harbor method of funding the plan with a minimum 3% contribution for all eligible employees. The Company elected to contribute more than the required 3% for the years ended June 30, 2007 and 2006. The contributions were $60,083 and $74,825, respectively.

Report of Independent Accountants on Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Googins & Anton, Inc. as of and for the years ended June 30, 2007 and 2006, and have issued our report thereon dated August 24, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Middleton, Wisconsin
August 24, 2007

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 25,462
Deduct non-allowable assets:	
Aged commissions receivable, net of related commission payable	(964)
Income taxes	(12 458)
Net capital before haircuts on securities position	12,040
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15C3-1(f) other securities)	-
NET CAPITAL	$ 12,040

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 12,040
Net capital requirement	$ 6,686
Excess net capital	$ 5,354
Excess net capital at 1000% (net cap-10% of AI)	$ 2,011

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 100,286
Percentage of aggregate indebtedness to net capital	832.94%

GOOGINS & ANTON, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2007

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 21,274
Audit adjustments:	
Cash	2,424
Income taxes	(11 658)
Net capital as currently reported on Schedule I	$ 12,040

GOOGINS & ANTON, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

The Company is exempt from Rule 15C3-3 under paragraph(k)(2)ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

GOOGINS & ANTON, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph(k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure
Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In planning and performing our audit of the financial statements of Googins & Anton, Inc. for the year ended June 30, 2007, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures following by Googins & Anton, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended June 30, 2007. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Middleton, Wisconsin
August 24, 2007

END